UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Baosheng Media Group Holdings Limited’s 2022 Annual General Meeting of Shareholders

At the 2022 annual general meeting of shareholders of Baosheng Media Group Holdings Limited (the “Company”) held on April 28, 2022 at 8:00 p.m. Eastern Time, the shareholders of the Company adopted ordinary resolutions approving a share consolidation, or reverse stock split, of the Company’s 100,000,000 ordinary shares, par value US$0.0005 per share, in the Company’s issued and unissued share capital at a ratio of one-for-three and one fifth such that each 3.2 ordinary shares shall be combined into one ordinary share of the Company with a par value of US$0.0016.

A total of 14,719,132 votes, representing 50.30% of the 29,260,784 votes exercisable as of March 25, 2022, the record date, were present in person or by proxy at the annual general meeting. The results of the votes were as follows:

	Resolution	For	Against	Abstain
1	Approve Share Consolidation of the Company’s Ordinary Shares	14,676,296	42,485	351
Percentage of Voted Shares:		99.71%	0.28%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: May 9, 2022	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer